SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32207; File No. 812-14580]

Allianz Life Insurance Company of North America, <u>et al</u>; Notice of Application

August 3, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order approving the substitution of certain securities

pursuant to section 26(c) of the Investment Company Act of 1940, as amended ("Act") and an

order of exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

<u>Applicants</u>: Allianz Life Insurance Company of North America ("Allianz Life") and Allianz

Life Insurance Company of New York ("Allianz NY") (together the "Insurance Company

Applicants"); their respective separate accounts, Allianz Life Variable Account A ("Allianz

Account A"), Allianz Life Variable Account B ("Allianz Account B"), and Allianz Life of NY

Variable Account C ("Allianz Account C") (collectively, the "Separate Accounts" and together

with the Insurance Company Applicants, the "Section 26 Applicants"); and Allianz Variable

Insurance Products Trust (the "VIP Trust" and collectively with the Section 26 Applicants, the

"Section 17 Applicants").

<u>Summary of Application</u>: The Applicants seek an order pursuant to section 26(c) of the Act,

approving the substitution of shares issued by certain investment portfolios of registered

investment companies (the "Target Funds") for the shares of certain investment portfolios of

registered investment companies (the "Destination Funds"), held by the Separate Accounts to

support certain variable life insurance policies and variable annuity contracts (the "Contracts")

issued by Allianz Life and Allianz NY (the "Substitutions"). The Section 17 Applicants seek

an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions.

Filing Date: The application was filed on November 16, 2015 and amended on June 27, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30p.m. on August 26, 2016, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the requester's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B, 5701 Golden Hills Dr., Minneapolis, MN 55416-1297; Allianz Life Insurance Company of New York, and Allianz Life of NY Variable Account C, 28 Liberty Street, 38th Floor, New York, NY 10005-1423; and Allianz Variable Insurance Products Trust, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202)551-6990 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota. Allianz Life offers fixed and variable annuities and individual life insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is an indirect, wholly-owned subsidiary of Allianz SE, a European stock corporation.

2.   Allianz NY is a stock life insurance company organized under the laws of the state of New York. Allianz NY offers fixed and variable annuities. Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia. Allianz NY is a wholly-owned subsidiary of Allianz Life, and an indirect, wholly-owned subsidiary of Allianz SE.

3.   Allianz Account A is a segregated asset account of Allianz Life established under Minnesota insurance laws. Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life. Allianz Account A is divided into a number of subaccounts (each a "Subaccount"), each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an "Investment Option"). Allianz Account A is registered as a unit investment trust under the Act.

4.   Allianz Account B is a segregated asset account of Allianz Life established under Minnesota insurance laws. Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life. Allianz Account B is divided into a number of

Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account B is registered as a unit investment trust under the Act.

5.   Allianz Account C is a segregated asset account of Allianz NY established under New York insurance laws. Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY. Allianz Account C is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account C is registered as a unit investment trust under the Act.

6.   Allianz Life and Allianz NY have registration statements with the Commission for Contracts sponsored by the Separate Accounts that offer one or more of the Target Funds as an Investment Option. Under the Contracts, the Insurance Company Applicants reserve the right, subject to Commission approval and compliance with applicable laws, to substitute one of the Investment Options with another Investment Option after appropriate notice. Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more Subaccounts that invest in an Investment Option. The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights.

7.   Each Insurance Company Applicant, on behalf of itself and its Separate Account(s), proposes to substitute shares of the Target Funds that are held in Subaccounts of their Separate Accounts with shares of the corresponding Destination Funds, as shown in the table below.

Substitution	Target Fund	Destination Fund
1.	Invesco V.I. International Growth Fund Series1	AZL International Index Fund Class1
2.	Oppenheimer Global Fund/VA Non-Service Shares	AZL International Index Fund Class 1
3.	SP International Growth Portfolio Class II	AZL International Index Fund Class 2
4.	Templeton Foreign VIP Fund Class 1	AZL International Index Fund Class 1
	Templeton Foreign VIP Fund Class 2	AZL International Index Fund Class 2
5.	Alger MidCap Growth Portfolio Class 1	AZL Mid Cap Index Fund Class 1
6.	Franklin Small-Mid Cap Growth VIP Fund Class 1	AZL Mid Cap Index Fund Class 1
	Franklin Small-Mid Cap Growth VIP Fund Class 2	AZL Mid Cap Index Fund Class 2
7.	Franklin Global Real Estate VIP Fund Class 1	AZL Morgan Stanley Global Real Estate Fund Class 1
	Franklin Global Real Estate VIP Fund Class 2	AZL Morgan Stanley Global Real Estate Fund Class 2
8.	Franklin High Income VIP Fund Class 1	AZL Pyramis Total Bond Fund Class 1
	Franklin High Income VIP Fund Class 2	AZL Pyramis Total Bond Fund Class 2
9.	Alger Capital Appreciation Portfolio Class 1	AZL Russell 1000 Growth Index Fund Class 1
10.	Alger Large Cap Growth Portfolio Class 1	AZL Russell 1000 Growth Index Fund Class 1
11.	Franklin Large Cap Growth VIP Fund Class 1	AZL Russell 1000 Growth Index Fund Class 1
	Franklin Large Cap Growth VIP Fund Class 2	AZL Russell 1000 Growth Index Fund Class 2
12.	Invesco V.I. American Franchise Fund Series I	AZL Russell 1000 Growth Index Fund Class 1
	Invesco V.I. American Franchise Fund Series II	AZL Russell 1000 Growth Index Fund Class 2
13.	Jennison Portfolio Class II	AZL Russell 1000 Growth Index Fund Class 2

14.	Davis VA Value Portfolio Class 1	AZL Russell 1000 Value Index Fund Class 1
15.	Franklin Growth and Income VIP Fund Class 1	AZL Russell 1000 Value Index Fund Class 1
	Franklin Growth and Income VIP Fund Class 2	AZL Russell 1000 Value Index Fund Class 2
16.	Invesco V.I. Growth & Income Fund Series I	AZL Russell 1000 Value Index Fund Class 1
17.	Invesco V.I. Core Equity Fund Series I	AZL S&P 500 Index Fund Class 1
18.	JPMorgan Insurance Trust U.S. Equity Portfolio Class 1	AZL S&P 500 Index Fund Class 1
19.	Oppenheimer Main Street Fund/VA Class 1	AZL S&P 500 Index Fund Class 1
20.	Alger Small Cap Growth Portfolio Class 1	AZL Small Cap Stock Index Fund Class 1
21.	Columbia Variable Portfolio –Select Smaller –Cap Value Fund Class 1	AZL Small Cap Stock Index Fund Class 1
22.	Franklin Small Cap Value VIP Fund Class 1	AZL Small Cap Stock Index Fund Class 1
	Franklin Small Cap Value VIP Fund Class 2	AZL Small Cap Stock Index Fund Class 2

8.   The Destination Funds are all series of the VIP Trust, a Delaware statutory trust registered as an open-end management investment company under the Act and whose shares are registered under the Securities Act of 1933.

9.   Shares of the VIP Trust are sold to separate accounts of Allianz Life and Allianz NY for the purpose of funding the Contracts. The Destination Funds are managed by Allianz Investment Management LLC ("AIM"), an affiliate of the Insurance Company Applicants. AIM is registered as an investment adviser under the Investment Advisers Act of 1940.

10.   The Insurance Company Applicants state that the proposed Substitutions are part of an ongoing effort to make their Contracts more attractive to existing and prospective Contract owners and to make the Contracts more efficient to administer. The Section 26 Applicants state that the Substitutions are designed and intended to simplify the menu of Investment Options by eliminating certain overlapping fund offerings that duplicate one another by having substantially similar investment objectives, strategies and risks. Additional information for each Target Fund and the corresponding Destination Fund, including investment objectives, principal investment strategies, principal risks, and performance can be found in the application.

11.   Applicants state that for all Substitutions, the management fees and total annual fund operating expenses of each Destination Fund are lower than those of the corresponding Target Fund. The application sets forth the fees and expenses of each Target Fund and its corresponding Destination Fund in greater detail.

12.   The proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission ("Supplements") and delivered to all affected Contract owners at least 30 days before the date the proposed Substitution is effected ("Substitution Date"). The Supplements will give Contract owners notice of the respective Insurance Company Applicant's intent to take the necessary actions, including seeking the order requested by the application, to substitute shares of the Target Funds as described in the application on the Substitution Date. The Supplements also will advise Contract owners that for at least thirty (30) days before the Substitution Date, Contract owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in a Target Fund to any other available Subaccounts offered under their Contract without any transfer

charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.

13.   The Section 26 Applicants will send the Supplements to all existing Contract owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplements, as well as prospectuses and supplements for the Destination Funds.

14.   In addition to the Supplements distributed to Contract owners, within five (5) business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Insurance Company Applicants also will send each Contract owner current prospectuses for the Destination Funds involved to the extent that they have not previously received a copy.

15.   Each Substitution will take place at the applicable Target and Destination Funds' relative per share net asset values determined on the Substitution Date in accordance with section 22 of the Act and rule 22c-1 under the Act. Accordingly, applicants state that the proposed Substitutions will have no negative financial impact on any Contract owner. Each proposed Substitution will be effected by having each Target Fund Subaccount redeem its Target Fund shares in cash and/or in-kind on the Substitution Date at net asset value per share and purchase shares of the appropriate Destination Fund at net asset value per share calculated on the same date. The process for accomplishing the transfer of assets from each Target Fund to its corresponding Destination Fund will be determined on a case-by-case basis. In some

cases, it is expected that the Substitutions will be effected by redeeming shares of a Target Fund for cash and using the cash to purchase shares of the Destination Fund. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of a Target Fund in-kind; those assets will then be contributed in-kind to the corresponding Destination Fund to purchase shares of that fund.

16. The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions. Applicants state that no costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way. Applicants state that the proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions.

17. The Section 26 Applicants further agree that they will cause AIM, as the manger of each Destination Fund, to enter into a written contract with the Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2015. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date, will not be increased at any time during the two year period following the Substitution Date.

Legal Analysis:

1. The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the proposed Substitutions. Section 26(c) of the Act

prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

2.   Applicants submit that each of the proposed Substitutions meet the standards set forth in section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns underlying this provision. Applicants state that each Destination Fund and its corresponding Target Fund have substantially similar investment objectives, principal investment strategies, and principal risks. The applicants also state that the management fees and total annual fund operating expenses of each Destination Fund are lower than those of the corresponding Target Fund.

3.   Applicants also assert that the proposed Substitutions are consistent with the principles and purposes of section 26(c) and do not entail any of the abuses that section 26(c) is designed to prevent. Applicants state that the proposed Substitutions, therefore, will not result in the type of costly forced redemptions that section 26(c) was designed to guard against and are consistent with the protection of investors and the purposes fairly intended by the Act.

4.   The Section 17 Applicants request that the Commission issue an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by each applicable Target Fund in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the applicable Destination Funds (the "In-Kind Transactions").

5.	Section 17(a)(1) of the Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company. Section 17(a)(2) of the Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company.

6.	Applicants may be considered affiliates of the Destination Funds based upon the definition of "affiliated person" in section 2(a)(3) of the Act. The majority of the shares of each fund of the VIP Trust are held by the Separate Accounts. Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz NY and their affiliates collectively own of record the majority of the shares of each fund of the VIP Trust, including the Destination Funds. Further, AIM, an affiliated person of the VIP Trust by virtue of section 2(a)(3)(E) of the Act, is a wholly owned subsidiary of Allianz Life. For these reasons, the VIP Trust and the Destination Funds are arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If the VIP Trust and the Destination Funds are under the control of Allianz Life and Allianz NY, then each of Allianz Life and Allianz NY, or any person controlling Allianz Life and Allianz NY, or any person under common control with Allianz Life and Allianz NY, is an affiliated person of the VIP Trust and the Destination Funds. Similarly, if the VIP Trust and the Destination Funds are under the control of Allianz Life and Allianz NY, then the VIP Trust and the Destination Funds are affiliated persons of Allianz Life and Allianz NY, and of any persons that control Allianz Life and Allianz NY or are under common control with Allianz Life and Allianz NY.

7.   At the close of business on the Substitution Date, the Insurance Company

Applicants will redeem shares of each Target Fund either in-kind or in cash, or a combination

thereof, and use the proceeds of such redemptions to purchase shares of the corresponding

Destination Fund, with each Subaccount of the applicable Separate Account investing the

proceeds of its redemption from the Target Fund in the corresponding Destination Fund. Thus,

the proposed transactions may involve a transfer of portfolio securities by each Target Fund to

Allianz Life and Allianz NY. Immediately thereafter, Allianz Life and Allianz NY would

purchase shares of the corresponding Destination Fund with the portfolio securities and/or cash

received from the applicable Target Fund. This aspect of the Substitution may be deemed to

involve one or more sales by Allianz Life or Allianz NY of securities or other property to the

applicable Destination Fund, and could therefore be viewed as being prohibited by section

17(a) of the Act. Accordingly, the Section 17 Applicants seek relief from section 17(a) of the

Act for the in-kind purchases and sales of the Destination Fund shares.

8.   The Section 17 Applicants submit that the terms of the proposed In-Kind

Transactions, including the consideration to be paid and received, are reasonable and fair, and

do not involve overreaching on the part of any person concerned because: (1) the proposed In-

Kind Transactions will not adversely affect or dilute the interests of Contract owners; and (2)

the proposed In-Kind Transactions will comply with the conditions set forth in rule 17a-7

under the Act, other than the requirement relating to cash consideration. Even though the

proposed In-Kind Transactions will not comply with the cash consideration requirement of

paragraph (a) of rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the

relevant Target and Destination Funds the same degree of protection from overreaching that

rule 17a-7 generally provides in connection with the purchase and sale of securities under that rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either a Target Fund or a Destination Fund, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.

9.   The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of each Target Fund and corresponding Destination Fund as stated in their respective registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the Act.

Applicants' Conditions:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The proposed Substitutions will not be effected unless the Insurance Company Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the proposed Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2.   The Insurance Company Applicants or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions.

3.	The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitutions.

5.	The rights or obligations of the Insurance Company Applicants under the Contracts of affected Contract owners will not be altered in any way. The proposed Substitutions will not adversely affect any riders under the Contracts since each of the Destination Funds is an allowable Investment Option for use with such riders.

6.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Target Fund (before the Substitution Date) or the Destination Fund (after the Substitution Date) to any other available Investment Option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company Applicants will not exercise any right it may have under the Contract to impose restrictions on transfers between the Subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of the Target Funds with the Destination Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Destination Fund.

8.   Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9.   The Section 26 Applicants will cause AIM, as the Manager of each Destination Fund, to enter into a written contract with the Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal 2015.   The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two year period following the Substitution Date.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary